NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Chevron Corporation

NAME OF PERSON RELYING ON EXEMPTION: United Church Funds

ADDRESS OF PERSON RELYING ON EXEMPTION:  475 Riverside Dr #1020, New York, NY 10115

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

To Chevron Shareholders:

United Church Funds urges shareholders to vote FOR Item 7, Report on Lobbying at the Chevron Shareholder Meeting on May 26, 2021.

The proposal, Item 7, calls on Chevron to prepare a report, to be updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments by Chevron used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.	Chevron’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4.	Description of management’s and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

The City of Philadelphia Public Employees System and co-sponsors Boston Trust Walden, Congregation of St. Joseph, OH, Daughters of Charity, Province of St. Louise, Mercy Investment Services, United Church Funds have filed this resolution for a vote.

The concern for investors is Chevron has a large lobbying footprint, yet a complete picture of its spending to influence public policy, including payments third-party groups and unreported grassroots lobbying, in unavailable for shareholders, as requested by this proposal. For Chevron, the scrutiny it is currently receiving for lobbying against sanctions on Myanmar highlights potential risks for controversial lobbying.1 Looking more broadly, the attack on the U.S. Capitol and the challenges to the validity of the election results, has revealed an entirely new level of reputational risk for corporate lobbying (and political) expenditures, particularly to third-party groups.

1 Chevron Lobbies to Head Off New Sanctions on Myanmar, New York Times, April 22, 2021, at: https://www.nytimes.com/2021/04/22/us/politics/chevron-myanmar-sanctions.html.

We believe Chevron needs to commit to corporate political responsibility by increasing its lobbying disclosure, including all of its third-party spending to influence public policy.

Corporate Reputation Warrants Protection as an Important Component of Shareholder Value

According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.2 The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”3 Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.4

A 2014 Deloitte survey found 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.5 Clearly, corporate reputation has significant impact on shareholder value.

Chevron Needs to Commit to Lobbying and Dark Money Transparency in the Wake of the Capitol Insurrection

·	After January 6, Chevron was reportedly reviewing its PAC contributions policy.[6] The question being asked is whether company responses are simply emergency measures to repair reputational damage, or something more lasting.[7] In response, investors are asking companies to commit to corporate political responsibility by disclosing their lobbying, including all dark money payments to third-party groups that use that money to influence policy.[8]
·	As part of the Chevron Way, our company states “we earn trust and respect by acting with integrity and operating with the highest ethical standards. Our culture and reputation are built upon these principles.”[9] Chevron could show its commitment to acting with integrity and the highest ethical standards by disclosing its lobbying to shareholders.

2 “Reputation Risk,” The Conference Board, 2007, p. 6.

3 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

4 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

5 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

6 https://www.reuters.com/article/us-usa-trump-chevron/chevron-ceo-says-reviewing-political-donations-after-u-s-capitol-assault-idUSKBN29H2IM.

7 https://www.newyorker.com/business/currency/corporate-america-reckons-with-its-role-enabling-trump.

8 https://www.iccr.org/wake-jan-6-investors-call-companies-re-evaluate-whether-corporate-political-spending-companys-or.

9 https://www.chevron.com/about/the-chevron-way.

Chevron’s Current Disclosures Falls Short - State and International Gaps

Chevron has a broad direct lobbying footprint, spending millions yearly on federal, state and international lobbying, yet does not provide a consolidated report of its spending.

·	At the Federal Level, Chevron spent over $102 million on federal lobbying since 2010, and $8,930,000 in 2020. Yet Chevron fails to disclose these amounts to shareholders as requested.
·	Chevron’s state-level lobbying spending is also significant. In 2020, Chevron had as many as 41 lobbyists registered to lobby in at least 12 states, and for 2019 this number was 62 in 156 states. Chevron now includes links to 11 state websites for 2020 state lobbying where such information can be found. Yet, Chevron refuses to provide shareholders with an overall amount of its state lobbying, or a breakdown of lobbying on a state-by-state basis, as requested by the proposal.
·	Merely giving 11 links to state databases means shareholders must work their way through multiple state-level disclosures – what has been described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information for many states.[10] In California, Chevron spent $4,091,051 on lobbying for 2020, and $45,140,551 from 2010 – 2020[11]. Arizona’s, Colorado, Florida and Idaho’s website were not easy to navigate to find Chevron’s spending information.[12] Out of five state websites Chevron provides links to, we were only able to find 2020 lobbying spending in California. We did not look for Chevron’s spending information on the other six state lobbying links provided.
·	It is also troubling that Chevron fails to offer shareholders any disclosure of its international lobbying activities. Chevron reportedly spent between €1,500,000 - €1,749,999 on lobbying in Europe in 2020.[13]

Chevron Fails to Provide Comprehensive Dark Money Disclosures

While corporate donations to politicians and traditional PACs have strict limits, their payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions. This grassroots lobbying does not get reported at the federal level under the Lobbying Disclosure Act, and disclosure is uneven or absent in states, even though it is part of an effort to influence legislation and public policy.14

This means Chevron can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity. This is frequently referred to as dark money spending. Chevron fails to fully disclose this spending and its involvement with 501(c)(4) organizations.

10 Nathan Layne, “Wal-Mart improves lobbying disclosure after shareholder push,” Reuters, May 13, 2015.

11 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146815&session=2019%20&view=activity.

12 Arizona: https://azsos.gov/, Colorado: https://www.sos.state.co.us/lobby/Home.do; Florida: https://floridalobbyist.gov/LobbyistInformation/LobbyistSearch; Idaho: https://sos.idaho.gov/elections-division/lobbyist-information/

13 https://lobbyfacts.eu/representative/c06132b2bc464360ab0c1dca2cf4ac7b/chevron-belgium-bv.

14 https://www.rollcall.com/2013/03/21/grass-roots-lobbying-tactics-evade-public-eye/.

·	The dark money scandal at FirstEnergy illustrates why investors need disclosure of payments to social welfare groups. FirstEnergy is under investigation for allegedly funneling $60 million through a dark money 501(c)(4) group called Generation Now that was used for bribery in Ohio.[15] In 2018, FirstEnergy had agreed to disclose its trade association lobbying payments but failed to include its payments 501(c)(4)s, leaving a loophole for over $60 million in undisclosed dark money payments.
·	The dark money connections to the Capitol riot further highlight that social welfare groups can impact and pose risks to shareholders. For example, the Rule of Law Defense Fund is a social welfare group that helped organize the protest before the insurrection and is an arm of the Republican Attorneys General Association (RAGA).[16] Chevron reports giving RAGA $125,000 in contributions from 2019 - 2020. Shareholders have no way to know if Chevron also made direct contributions to the Rule of Law Defense Fund, because Chevron fails to provide disclosure of its contributions to social welfare groups.

Undisclosed Grassroots Lobbying, Trade Association Memberships, and Astroturf Campaigns Present Risks

These undisclosed amounts may be more than double what is being reported. According to a 2019 study, trade associations and social welfare groups spent $535 million on lobbying in 2017 and as much as another $675 million on unregulated efforts to influence public policy.17 The $675 million that did not qualify as federal lobbying includes many staples of modern influence campaigns, such as strategic consulting, broadcast advertising, media relations, social media posts, and polling — or even the financing of astroturf campaigns. This highlights a large unknown risk for investors. How much is our company spending on undisclosed grassroots lobbying efforts?

Trade Association Blind Spot - State and Grassroots Lobbying

·	Corporations contribute millions to trade associations that lobby indirectly on their behalf. Trade associations spend hundreds of millions on lobbying. For example, the U.S. Chamber of Commerce spent more than $1.6 billion on federal lobbying since 1998.
·	Chevron shareholders face a trade association blind spot, as Chevron fails to comprehensively disclose all of its trade association memberships, and does not disclose its trade association payments, nor the portions used for lobbying, as requested by the proposal.
·	Chevron discloses its 2020 memberships in 27 U.S. trade associations they paid $100,000 or more to and a portion of the dues may be used for lobbying. Thirteen of these trade associations spent over $131 million on federal lobbying for 2020,[18] yet shareholders have no way to know how much of this is comprised of Chevron’s payments.

15 https://www.energyandpolicy.org/firstenergy-service-company/.

16 https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/.

17 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

18 OpenSecrets.org, (American Chemistry Council - 2020: $14,000,000; American Fuel & Petrochemical Manufacturers - 2020: $2,336,484; American Petroleum Institute - 2020: $5,350,000; Business Roundtable - 2020: $16,970,000; Consumer Energy Alliance - 2020: $200,000; Greater Houston Partnership - 2020: $80,000; Independent Petroleum Association of America - 2020: $831,623; Louisiana Mid-Continent Oil and Gas Association - 202: $60,000; National Association of Manufacturers - 2020: $9,268,000; Natural Gas Supply Association - 2020: $260,000; New Mexico Oil & Gas Association - 2020: $50,000; U.S. Chamber of Commerce - 2020: $81,910,000; and U.S. Oil & Gas Association 2020: $86,753), accessed April 15, 2021.

·	But 14 trade associations “where dues paid are $100,000 or more annually, and a portion of the dues may be used for lobbying” reported no federal lobbying. This means Chevron’s trade associations like the Marcellus Shale Coalition and Western States Petroleum Association are likely spending Chevron’s payments on either grassroots lobbying that is not reported at the federal level or on state lobbying.

Phony Grassroots Campaigns

There are multiple examples of the energy industry’s involvement in campaigns which solicit criticism from outside groups, some of which it finances or staffs, to create the impression of a broad-based support for positions.

Chevron is a member of Consumer Energy Alliance19 (CEA), a 501(c)(4) social welfare organization which has described as an advocacy front group for some of the country’s largest fossil fuel corporations and trade associations.20 CEA spent $360,000 on federal lobbying in 2019. CEA has drawn attention for its involvement in grassroots campaigns that sent emails and letters using “the names and addresses of people without their knowledge.”21

Chevron is reportedly involved in influence campaigns nationwide run by FTI Consulting. The story highlighted the oil industry’s efforts to influence public opinion through think tanks, academia and public education websites.22 For example, the story found:

·	Energy In Depth is a project of the Independent Petroleum Association of America (IPAA), where Chevron is a member. The articles on Energy In Depth are not written by oil and gas industry experts, but by employees of the global consulting firm, FTI Consulting. FTI Consulting provides consulting and PR services to oil and gas companies including Chevron.
·	The story also noted it was unclear exactly how much money IPAA spends on PR services from FTI Consulting. FTI isn’t listed as an independent contractor on IPAA’s annual tax returns, which require disclosure of companies providing services worth in excess of $100,000. “This appears to indicate that IPAA is paying FTI less than the reporting threshold every year, though the money for FTI’s services likely comes from IPAA’s nearly $3 million yearly budget for consulting.”

Reputational Risk and ALEC

The proposal requests that Chevron disclose its membership in and payments to any tax-exempt organization that writes and endorses model legislation. This includes the American Legislative Exchange Council (ALEC), a controversial 501(c)(3) organization.

·	ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. More recently, it has drawn attention for “numerous ties to the Capitol insurrection and challenging the validity of the election results.[23]

19 https://consumerenergyalliance.org/about/our-members/

20 https://www.energyandpolicy.org/consumer-energy-alliance/.

21 https://archive.thinkprogress.org/fraudulent-emails-utility-merger-161fa5b459ce/.

22 https://readsludge.com/2019/03/22/trade-group-for-small-independent-oil-producers-has-deep-ties-to-big-oil/.

23 https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/.

·	Even before the January insurrection, ALEC drew negative scrutiny for putting brand reputations at risk when a lawyer associated with it was involved in a phone call President Trump made to Georgia Secretary of State Brad Raffensperger in an attempt to overturn election results.[24]
·	Chevron has drawn attention for promising to be socially responsible, yet “pushing ALEC’s right wing agenda.”[25] Highlighting reputational risk, over 100 companies including Exxon have left ALEC. Chevron fails to disclose its support for ALEC as requested by the proposal.

Chevron’s Trade Association Lobbying Misalignment Risks on Public and Workplace Health and Safety

Chevron’s third-party memberships and payments used for lobbying pose reputational risks and long-term sustainable growth risks when the lobbying of these groups contradicts Chevron’s public positions. In addition to well-noted climate risk, Chevron also faces misalignments on issues of worker safety and public health.

·	While Chevron is assisting COVID-19 recovery and relief efforts,[26] the Chamber of Commerce has lobbied against the Administration’s use of the Defense Production Act.[27]
·	Chevron lists Western States Petroleum Association (WSPA) as one of the organizations it supports. WSPA spent $47,637,438 in California from 2015 to 2020 on lobbying[28]¾ including lobbying against and eventually sued the state for the California Process Safety Management Program that would make oil refineries safer.[29]
·	Chevron signed the Business Roundtable Statement on the Purpose of the Corporation[30] to be responsible to all stakeholders, yet the Business Roundtable lobbied to limit the right of shareholders to file resolutions.[31]
·	And Chevron supports the Paris climate agreement, yet a 2019 InfluenceMap report found Chevron spent millions lobbying to undermine it.[32] InfluenceMap also ranks Chevron an “E” for its climate policy score, citing the Company’s memberships in industry associations engaged in obstructive climate lobbying and its active lobbying against US climate policy.[33]

24 https://www.triplepundit.com/story/2021/reputation-alec-trump-phone-call/709706.

25 https://readsludge.com/2019/08/27/these-ceos-promised-to-be-socially-responsible-but-their-companies-are-pushing-alecs-right-wing-agenda/.

26 https://www.chevron.com/stories/chevrons-response-to-covid-19-and-market-conditions.

27 https://www.nytimes.com/2020/03/22/us/politics/coronavirus-trump-defense-production-act.html.

28 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1147195&view=activity&session=2019, accessed on April 21, 2021.

29 WESTERN STATES PETROLEUM ASSOCIATION v. CALIFORNIA OCCUPATIONAL HEALTH AND SAFETY STANDARDS BOARD. No. 2:19-cv-01270-JAM-DB.

30 https://opportunity.businessroundtable.org/wp-content/uploads/2019/08/BRT-Statement-on-the-Purpose-of-a-Corporation-with-Signatures.pdf.

31 https://www.cnn.com/2019/11/08/investing/shareholder-rights-proxy-proposals/index.html.

32 https://thehill.com/policy/energy-environment/436117-top-oil-firms-spend-millions-on-lobbying-to-block-climate-change.

33 InfluenceMap, https://influencemap.org/company/Chevron-f4b47c4ea77f0f6249ba7f77d4f210ff/projectlink/Chevron-In-Climate-Change. The database covers 129 of 167 Climate Action 100+ target companies, accessed on April 29, 2021.

Chevron is required to report its federal and state lobbying and already has all of this information, so it could be readily provided to shareholders in a single report at minimal expense. The well-documented reputational risks of Chevron’s lobbying and its inadequate lobbying disclosure policy highlight the critical need for Chevron to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

We urge you to vote FOR Item 7, the shareholder proposal requesting a report on Chevron’s lobbying expenditures.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card.